UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  )

VAUGHAN FOODS, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
92241M107
(CUSIP Number)
Russell C. Hansen
Gibson, Dunn & Crutcher LLP
1881 Page Mill Road
Palo Alto, CA 94304
(650) 849-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 8, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92241M107

1.	NAMES OF REPORTING PERSONS Taylor Family Investments, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7.	SOLE VOTING POWER

NUMBER OF		0[1]

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		277,225[1]

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0[1]

WITH	10.	SHARED DISPOSITIVE POWER

277,225[1]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

277,225[1]

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%[1,2]

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Each of the reporting persons named herein (the “Reporting Persons”) became a greater than 5% beneficial owner of the common stock, par value $0.001 per share (the “Common Stock”) of Vaughan Foods, Inc., an Oklahoma corporation (the “Issuer”) on the event date identified on the cover page to this Schedule 13D (the “Event Date”). As of the Event Date, each of the Reporting Persons beneficially owned 231,469 shares of the Issuer’s Common Stock (which constituted approximately 5.01% of the 4,623,077 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2008) and had (a) sole voting and sole dispositive power with respect to 0 shares of the Issuer’s Common Stock and (b) shared voting and shared dispositive power with respect to 231,469 shares of the Issuer’s Common Stock. Subsequent to such date, the Reporting Persons acquired additional shares of the Issuer’s Common Stock. The amounts reported in this Schedule 13D reflect the Reporting Persons’ beneficial ownership of the Issuer’s Common Stock as of the filing date of this Schedule 13D.
2 Based upon 4,623,077 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2008.

1.	NAMES OF REPORTING PERSONS Bruce C. Taylor

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		0[1]

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		277,225[1]

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0[1]

WITH	10.	SHARED DISPOSITIVE POWER

277,225[1]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

277,225[1]

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%[1,2]

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1 Each of the reporting persons named herein (the “Reporting Persons”) became a greater than 5% beneficial owner of the common stock, par value $0.001 per share (the “Common Stock”) of Vaughan Foods, Inc., an Oklahoma corporation (the “Issuer”) on the event date identified on the cover page to this Schedule 13D (the “Event Date”). As of the Event Date, each of the Reporting Persons beneficially owned 231,469 shares of the Issuer’s Common Stock (which constituted approximately 5.01% of the 4,623,077 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2008) and had (a) sole voting and sole dispositive power with respect to 0 shares of the Issuer’s Common Stock and (b) shared voting and shared dispositive power with respect to 231,469 shares of the Issuer’s Common Stock. Subsequent to such date, the Reporting Persons acquired additional shares of the Issuer’s Common Stock. The amounts reported in this Schedule 13D reflect the Reporting Persons’ beneficial ownership of the Issuer’s Common Stock as of the filing date of this Schedule 13D.
2 Based upon 4,623,077 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2008.

Item 1. Security and Issuer
     This Schedule 13D is being filed to report each of the Reporting Persons’ beneficial ownership of the Issuer’s Common Stock as of the Event Date and the filing date of this Schedule 13D (as such terms are defined in footnote 1). The principal executive offices of the Issuer are located at 216 N.E. 12th Street, Moore, OK 73160.
     The shares of the Issuer’s Common Stock reported herein as beneficially owned by Taylor Family Investments, LLC (“Taylor Investments”) consist of (i) the number of shares of the Issuer’s Common Stock owned directly by Taylor Investments and (ii) the number of shares of the Issuer’s Common Stock owned directly by Dorado Leasing, LLC (“Dorado Leasing”), a wholly owned subsidiary of Taylor Investments. Taylor Investments as the parent company of Dorado Leasing may be deemed to beneficially own shares of the Issuer’s Common Stock owned directly by Dorado Leasing. The shares of the Issuer’s Common Stock reported herein as beneficially owned by Bruce C. Taylor (“Mr. Taylor”) consist of (i) the number of shares of the Issuer’s Common Stock owned directly by Taylor Investments and (ii) the number of shares of the Issuer’s Common Stock owned directly by Dorado Leasing. Mr. Taylor is the sole Manager of Taylor Investments and of Dorado Leasing, and as such he may be deemed to beneficially own shares of the Issuer’s Common Stock owned directly by Taylor Investments and Dorado Leasing.
Item 2. Identity and Background
     This Schedule 13D is being filed by:
(1)	Taylor Investments, a Nevada limited liability company whose principal business is to manage, control and invest the assets and properties of its members. The principal business and office address of Taylor Investments is 911-B Blanco Circle, Salinas, CA 93901. The sole Manager of Taylor Investments is Mr. Taylor.

(2)	Mr. Taylor, a United States citizen whose primary occupation is Chief Executive Officer and Chairman of Taylor Fresh Foods, Inc., a manufacturer of prepackaged salads and fresh-cut fruits and vegetables for the U.S. foodservice, retail and wholesale food industries. The principal business address for Mr. Taylor and the office address of Taylor Fresh Foods, Inc. is 911-B Blanco Circle, Salinas, CA 93901.
     During the last five years, neither of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     As of the date of this filing, the Reporting Persons may be deemed to beneficially own an aggregate of 277,225 shares of the Issuer’s Common Stock, as detailed in Item 5. The aggregate purchase price for such shares was $440,536.72 (exclusive of brokerage commissions and fees), which amount has come from the cash assets of Taylor Investments and Dorado Leasing.
Item 4. Purpose of Transaction
     The Issuer’s Common Stock reported as beneficially owned herein was acquired solely for investment purposes. During December 2008, Mr. Taylor on behalf of Taylor Fresh Foods, Inc. inquired whether the Issuer’s management would be interested in a transaction that might maximize shareholder value. No negotiations followed. Based upon the Reporting Persons’ evaluation of, among other factors, the Issuer’s financial position and business prospects, the price levels of the Issuer’s Common Stock, other available investment opportunities, conditions in the securities markets, general economic and industry conditions and other factors that the Reporting Persons may deem material, the Reporting Persons may, in the future and from time to time, take such actions with respect to the Issuer’s Common Stock as the Reporting Persons deem appropriate, including without limitation: purchasing additional shares or selling some or all of the shares of the Issuer’s Common Stock in the open market, in one or more privately negotiated transactions or otherwise, directly or through one or more entities controlled or deemed to be controlled by the Reporting Persons; engaging in short selling of or any hedging or similar transactions with respect to the Issuer’s Common Stock; proposing or engaging in one or more extraordinary corporate transactions between any of the Reporting Persons and their respective affiliates and the Issuer and any of its subsidiaries and other affiliates, such as a merger, acquisition, joint venture or reorganization; formulating other purposes, plans or proposals regarding the Issuer or any of its securities; and/or otherwise changing intentions with respect to any and all matters referred to in this Item 4 of Schedule 13D. Except as set forth herein, the Reporting Persons presently do not have any plans or proposals that relate to or would result in:
(a) The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.
(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.
(e) Any material change in the present capitalization or dividend policy of the Issuer.
(f) Any other material change in the Issuer’s business or corporate structure.
(g) Any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.
(j) Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
     (a) and (b)
     Interests of Reporting Persons and Others:
(1)	Taylor Investments:[3]

As of the date of this filing, Taylor Investments had sole or shared beneficial ownership of 277,225 shares of the Issuer’s Common Stock. Of these 277,225 shares of Common Stock, Taylor Investments had (a) sole voting and sole dispositive power with respect to 0 shares of Common Stock and (b) shared voting and shared dispositive power with respect to 277,225 shares of Common Stock. Of these 277,225 shares of Common Stock, (a) 196,650 are owned directly by Taylor Investments and (b) 80,575 are owned directly by Dorado Leasing, a wholly owned subsidiary of Taylor Investments. As the parent of Dorado Leasing, Taylor Investments may be deemed to have beneficial ownership of the shares owned directly by Dorado Leasing.

(2)	Mr. Taylor:[3]

As of the date of this filing, Mr. Taylor had sole or shared beneficial ownership of 277,225 shares of the Issuer’s Common Stock. Of these 277,225 shares of Common Stock, Mr. Taylor had (a) sole voting and sole dispositive power with respect to 0 shares of Common Stock and (b) shared voting and shared dispositive power with respect to 277,225 shares of Common Stock. Of these 277,225 shares of Common Stock, (a) 196,650 are owned directly by Taylor Investments and (b) 80,575 are owned directly by Dorado Leasing. Mr. Taylor is the sole Manager of Taylor Investments and of Dorado Leasing, and as such Mr. Taylor may be deemed to have shared voting and shared dispositive power over the shares owned directly by Taylor Investments and Dorado Leasing.
(c)	The following transactions in the Issuer’s Common Stock were effected by each of Taylor Investments and Dorado

[3]	As of the Event Date, each of Taylor Investments and Mr. Taylor beneficially owned 231,469 shares of the Issuer’s Common Stock (which constituted approximately 5.01% of the outstanding shares of the Issuer’s Common Stock) and had (a) sole voting and sole dispositive power with respect to 0 shares of the Issuer’s Common Stock and (b) shared voting and shared dispositive power with respect to 231,469 shares of the Issuer’s Common Stock of which 196,750 were owned directly by Taylor Investments and 34,719 were owned directly by Dorado Leasing.

Leasing in the 60 days prior to the Event Date through the date of this filing:

Party Effecting					Description of
Transaction	Transaction Date	Shares Acquired	Shares Disposed	Price Per Share[4]	Transaction
Taylor Investments	08/11/2008	865	0	$1.50	Open Market Purchase
Taylor Investments	08/12/2008	18,500	0	$1.50	Open Market Purchase
Taylor Investments	08/22/2008	33	0	$1.60	Open Market Purchase
Taylor Investments	08/27/2008	16,575	0	$1.60	Open Market Purchase
Taylor Investments	08/28/2008	1,700	0	$1.60	Open Market Purchase
Taylor Investments	09/02/2008	390	0	$1.60	Open Market Purchase
Taylor Investments	09/03/2008	760	0	$1.60	Open Market Purchase
Taylor Investments	09/04/2008	7	0	$1.60	Open Market Purchase
Taylor Investments	09/05/2008	10	0	$1.60	Open Market Purchase
Taylor Investments	09/11/2008	5	0	$1.47	Open Market Purchase
Taylor Investments	09/12/2008	50,000	0	$1.50	Open Market Purchase
Taylor Investments	09/23/2008	0	2,795	$1.50	Open Market Sale
Taylor Investments	09/24/2008	5,000	0	$1.20	Open Market Purchase
Taylor Investments	09/25/2008	4,000	0	$1.20	Open Market Purchase
Taylor Investments	09/29/2008	1,000	0	$1.00	Open Market Purchase
Taylor Investments	10/08/2008	1,000	0	$0.88	Open Market Purchase
Taylor Investments	10/28/2008	0	100	$0.80	Open Market Sale
Dorado Leasing	10/29/2008	10,000	0	$0.80	Open Market Purchase
Dorado Leasing	10/30/2008	10,000	0	$0.80	Open Market Purchase
Dorado Leasing	11/07/2008	0	10,000	$0.70	Open Market Sale
Dorado Leasing	12/10/2008	0	8,661	$0.65	Open Market Sale
Dorado Leasing	01/13/2009	0	1,339	$0.65	Open Market Sale
Dorado Leasing	02/27/2009	100	0	$0.50	Open Market Purchase
Dorado Leasing	03/09/2009	10,000	0	$0.50	Open Market Purchase
Dorado Leasing	03/10/2009	10,000	0	$0.50	Open Market Purchase
Dorado Leasing	03/13/2009	26,756	0	$0.51	Open Market Purchase
Dorado Leasing	03/13/2009	0	1,000	$0.50	Open Market Sale

[4]	Exclusive of brokerage commissions and fees.

     (d) Mr. Taylor in his capacity as the sole Manager of Taylor Investments and of Dorado Leasing has the power to direct the receipt of dividends from and the proceeds from the sale of the shares reported herein. Each of the members of Taylor Investments and Dorado Leasing has the right to receive dividends from and the proceeds from the sale of the shares reported herein to the extent of such member’s economic interest in Taylor Investments and Dorado Leasing, respectively.
     (e) N/A
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Except as otherwise described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits
Exhibit 99.1	Joint Filing Agreement, dated April 3, 2009.

SIGNATURE
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

TAYLOR FAMILY INVESTMENTS, LLC
By:	/s/ Bruce C. Taylor		April 3, 2009
	Name:	Bruce C. Taylor
	Title:	Manager

BRUCE C. TAYLOR
/s/ Bruce C. Taylor			April 3, 2009
Bruce C. Taylor